Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

July 6, 2018

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Perth Mint Physical Gold ETF

Amendment No. 1 to Registration Statement on Form S-1

Filed May 25, 2018

File No. 333-224389

Dear Ms. McManus:

This letter is submitted by Perth Mint Physical Gold ETF (the “Registrant”) in response to your letter dated June 12, 2018, relating to the above referenced filing (the “Filing”) by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 2 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Risk Factors, page 17

1.	We note your response to comment 8 that you added risk factor disclosure addressing the impact of this provision on investors. However, we are unable to locate this disclosure and, therefore, reissue the comment in part. Please revise to add risk factor disclosure addressing the impact of this provision.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Harrisburg Hartford Houston London Los Angeles Miami Moscow
New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Tokyo Washington Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

July 6, 2018

RESPONSE: The Registrant previously added the requested risk factor disclosure to the “Description of the Trust” section under the heading entitled “Governing Law; Consent to New York Jurisdiction.” In response to this Comment, the Registrant has also added similar disclosure in the “Risk Factors” section under the new heading entitled “Consequences of Consenting to New York Jurisdiction.”

The Perth Mint, page 33

2.	We note your response to comment 10 that the disclosure has been revised to clarify that the Government Guarantee is not subject to any conditions under applicable law establishing the guarantee. We reissue the comment, as we are unable to locate the revised disclosure.

RESPONSE: The Registrant previously added the requested disclosure in the “Risk Factors” section under the headings “Loss of or Damage to the Trust’s Gold” and “The Trust Would Be An Unsecured Creditor of the Custodian in the Event of Insolvency.” In response to this Comment, the Registrant has also added similar disclosure to “The Perth Mint” section under “Perth Mint Facts.”

Taking Delivery of Gold, page 41

3.	We note your disclosure here and elsewhere in the prospectus that none of the Trustee, the Administrative Sponsor or the Trust is involved in the exchange of the investor’s shares for physical gold. Please revise your disclosure to clarify whether investors’ right to take delivery of physical gold in exchange for their shares in the Trust is provided by the Trust, and executed by Gold Corporation, or whether this right is provided by Gold Corporation. If the right is provided by Gold Corporation, please provide your analysis as to how such right may be registered on this registration statement.

RESPONSE: The Registrant confirms that the procedure for physical delivery of gold in exchange for shares in the Trust occurs outside the Trust without any involvement by the Trustee. Rather, the Gold Corporation is acting for its own account in connection with those transactions.

The Registrant disagrees, however, with the characterization of the procedure as equivalent to a put right granted by Gold Corporation to holders of the Trust shares. In a number of places, the prospectus makes clear that the Gold Corporation can reject an application to exchange shares for gold in its sole discretion and for any reason. See pages 6, 11, 42 and A-1 of the Filing. In addition, at pages 14, 19 and 44 of the Filing, the prospectus makes clear that “delivery of gold in exchange for shares shall be suspended in the event Gold Corporation resigns as the Custodial Sponsor or if Gold Corporation is otherwise unable or unwilling to accept applications from investors to take delivery of gold.” Because Gold Corporation is under no obligation to honor an application to accept delivery of shares in exchange for gold, the holder of shares of the trust cannot be viewed as receiving a right to put the shares to the Gold Corporation. Since there is no right or option created with respect to the shares by the gold delivery procedure, we do not believe that a separate security exists that would require registration.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

July 6, 2018

4.	To the extent the Gold Corporation account, which is necessary to request delivery of physical gold, will be outside the United States, please revise to make this clear in the prospectus.

RESPONSE: The disclosure has been revised as requested under the heading entitled “Application.”

5.	We note your response to comments 11 and 12. Please revise to clarify that product premiums will be based on the type of physical gold being requested. Please also clarify that the number of ounces represented by the shares delivered will generally be higher than the amount of ounces of gold to be delivered, because the number of shares delivered will also cover delivery charges and product premiums.

RESPONSE: The disclosure has been revised as requested under the heading entitled “Product Premiums and Other Charges.”

Product Premiums and Other Charges, page 42

6.	Please consider using a different term than “share redemption” calculator when referencing the calculator investors may use to determine the number of shares they must deliver to receive physical gold. In this regard, it is unclear if such shares will necessarily constitute a basket that will be redeemed by the Trust and we note that only Authorized Participants may redeem baskets.

RESPONSE: In response to this Comment, the Registrant has deleted the words “share redemption” from the term “share redemption calculator.”

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

July 6, 2018

Example of an Exchange of Shares for Physical Gold, page 44

7.	Please revise footnote 1 on page 44 to compare the number of ounces represented by the shares to the amount of ounces of gold to be delivered.

RESPONSE: The requested revision has been made to footnote 1.

***

In addition to the foregoing responses to your comments, we wanted to amend our previous response to comment 6 in our letter to you of May 25, 2018. Please note that the Trustee will not issue shares if gold that has been credited to the Trust’s unallocated account, has not subsequently been converted to allocated gold in the Trust’s allocated account. Shares will only be issued to Authorized Participants once the gold has been transferred to the Trust’s allocated account.

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	J. Garrett Stevens, Exchange Traded Concepts, LLC

APPENDIX A

Draft Exhibit 8.1 Opinion

[●], 2018

Gold Corporation

as Custodial Sponsor to Perth Mint Physical Gold ETF

310 Hay Street

East Perth

WA 6004

Australia

Exchange Traded Concepts, LLC

as Administrative Sponsor to Perth Mint Physical Gold ETF

10900 Hefner Point Drive, Suite 207

Oklahoma City, OK 73120

Re:	Discussion of Federal Income Tax Consequences - Perth Mint Physical Gold ETF

Ladies and Gentlemen:

We have acted as counsel for Gold Corporation (the “Custodial Sponsor”) and Exchange Traded Concepts, LLC (the “Administrative Sponsor” and, together with the Custodial Sponsor, the “Sponsors”), in their capacity as the sponsors of the Perth Mint Physical Gold ETF, an investment trust formed under the laws of New York State (the “Trust”), in connection with the Trust’s filing on [●], 2018 with the Securities and Exchange Commission (the “Commission”) of its registration statement on Form S-1 (as amended, the “Registration Statement”), including the prospectus included in Part I of the Registration Statement (the “Prospectus”), under the Securities Act of 1933, as amended (the “1933 Act”) (No. 333-[●]). The Registration Statement relates to the proposed registration, issuance and sale by the Trust of [●] shares of fractional undivided beneficial interest in and ownership in the Trust (the “Shares”).

You have requested our opinion in our capacity as special federal income tax counsel to the Sponsors, regarding the discussion relating to federal income tax matters under the heading “Federal Income Tax Consequences” in the Prospectus. In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such instruments, documents and records as we have deemed relevant and necessary to examine for the purpose of this opinion, including but not limited to (a) the Prospectus and the exhibits thereto, (b) the Trust’s Depository Trust Agreement dated [●], among the Sponsors, as sponsors, and The Bank of New York Mellon (the “Trustee”), as trustee (the “Trust Agreement”), (c) the Trust Allocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (d) the Trust Unallocated Metal Account Agreement between Gold Corporation and the Trustee, dated as of [●], 2018, (e) the officers’ certificates dated as of the date hereof, provided to us by the Sponsors (the “Officers’ Certificates”), and (f) such other instruments, documents, statements and records of the Trust and others as we have deemed relevant and necessary to examine and rely upon for the purpose of this opinion, (collectively (a) - (f), the “Documents”).

A-1

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

July 6, 2018

In our examination of the foregoing Documents, we have assumed with your consent that: (i) all Documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original Document are genuine, (iii) each party who executed the Document had proper authority and capacity, (iv) all representations and statements set forth in such Documents are true and correct, (v) all obligations imposed by any such Documents on the parties thereto have been performed or satisfied in accordance with their terms, (vi) the accuracy of the representations contained in the Officers’ Certificates and that each representation contained in the Officers’ Certificates is accurate and complete without regard to such qualification as to the best of the officers’ knowledge, (vii) the Documents present all the material and relevant facts relating to the subject matter hereof, (viii) the Trust will operate in accordance with the Documents (ix) the Sponsors, the Trustee, and the Trust, will not make or cause any amendments to the Documents, in particular the Trust Agreement or any other Document after the date of this opinion that is material to the Trust’s federal income tax classification, and (x) no action will be taken by the Sponsors, Trustee, or the Trust, after the date hereof that would have the effect of altering the facts upon which the opinion set forth below is based.

As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission) upon written or oral statements of officers and other representatives of the Sponsors and any other information supplied to us by the Sponsors; we have no reason to believe that any of that information is inaccurate, untrue, or incomplete, but, as noted, we have not attempted to independently verify any of it. Where the factual representations contained in the Officers’ Certificates involve matters of law, we have explained to the Sponsors’ representatives the relevant and material sections of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations, published rulings of the Internal Revenue Service (“IRS”) and other relevant authority to which such representations relate and are satisfied that the Sponsors’ representatives understand such provisions and are capable of making such representations. As of the date hereof, no facts have come to our attention, which would lead us to believe that we are not justified in relying upon the Officers’ Certificates.

Based upon the foregoing and subject to the qualifications set forth in this letter, we advise you that the discussion in the Prospectus as set forth in the section “Federal Income Tax Consequences”, to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct and complete in all material respects.

A-2

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

July 6, 2018

The opinion set forth above represents our conclusion based upon the Documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein.

The opinion set forth in this letter is based on relevant provisions of the Code, the Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the IRS (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

This letter is limited to those matters expressly covered and no opinion is expressed in respect of any other matter. This letter is being rendered to the Sponsors of the Trust and may be relied upon only by the Sponsors, the Trust and the Trust’s shareholders, and may not be relied upon for any other purpose, or furnished to, quoted in whole or in part or relied upon by any other person, firm or corporation, for any purpose, without our prior written consent.

The opinion set forth in this letter is rendered only to you, and are solely for your use in connection with the submission to the Commission as an exhibit to the Prospectus. We hereby consent to the filing of this letter as an exhibit to the Prospectus and to the use of the name of our firm under the caption “Federal Income Tax Consequences” of the Prospectus. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the Commission thereunder.

Very truly yours,

A-3